NETTRON.COM, INC.

INSTRUMENT OF PROXY

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF NETTRON.COM, INC. AND WILL BE USED AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 14, 2005.

The undersigned shareholder of Nettron.com, Inc. (the “Corporation”) hereby nominates, constitutes and appoints Douglas E. Ford, Secretary and Director ●of the Corporation, or failing him, Larry F. Robb, Director ●of the Corporation, or in the place and stead of the foregoing the true and lawful attorney and proxy of the undersigned to attend, act and vote in respect of all common shares of the Corporation (“Common Shares”) held by the undersigned at the annual and special meeting of the shareholders of the Corporation to be held on April 14, 2005, and at any adjournment or adjournments thereof. All capitalized terms not herein defined shall have the meaning ascribed to them in the accompanying information circular of the Corporation dated March 15, 2005. The undersigned hereby instructs the said proxy to vote the Common Shares represented by this Instrument of Proxy in the following manner:

1. TO VOTE FOR [ ] OR AGAINST [ ]

A resolution fixing the number of directors to be elected at the meeting at five (5).

2. TO VOTE FOR [ ] OR WITHHOLD FROM VOTING [ ]

The election as directors until the next annual meeting of shareholders, the nominees proposed by the management.

3. TO VOTE FOR [ ] OR WITHHOLD FROM VOTING [ ]

The appointment of Charlton & Company, Chartered Accountants, as auditors of the Corporation until the next annual meeting of shareholders and the authorization of the directors to fix their remuneration.

4. TO VOTE FOR [ ] OR AGAINST [ ]

A resolution in the form presented in the information circular accompanying this Instrument of Proxy, ratifying the Corporation’s amendment to the Incentive Stock Option Plan.

5. TO VOTE FOR [ ] OR AGAINST [ ]

A resolution in the form presented in the information circular accompanying this Instrument of Proxy, ratifying the Corporation’s new 2004 U.S. Incentive Stock Option Plan.

6. TO VOTE FOR [ ] OR AGAINST [ ]

A resolution in the form presented in the information circular accompanying this Instrument of Proxy, ratifying the Corporation’s issuance of shares for debt.●

7. TO VOTE FOR [ ] OR AGAINST [ ]

A resolution in the form presented in the information circular accompanying this Instrument of Proxy, ratifying the Corporation’s acquisition of the License●.

8. TO VOTE FOR [ ] OR AGAINST [ ]

A resolution in the form presented in the information circular accompanying this Instrument of Proxy, ratifying the Corporation’s private placement of convertible debentures notes.
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9. TO VOTE FOR [ ] OR AGAINST [ ]

A special resolution amending the articles of the Corporation in the form presented in the information circular accompanying this Instrument of Proxy, ratifying the Change of Name.

10. TO VOTE FOR [ ] OR AGAINST [ ]

A special resolution amending the articles of the Corporation in the form presented in the information circular accompanying this Instrument of Proxy, ratifying the three for one share consolidation.

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To vote in the discretion of the proxy nominee on any amendments to or variations of matters identified in the notice of meeting and on any other matters which may properly come before the meeting.

DATED this 15th day of March, 2005.

Signature of Shareholder)

(Name of Shareholder — Please Print)

All Common Shares represented at the meeting by properly executed proxies will be voted, and where a choice with respect to any matter to be acted upon has been specified in the Instrument of Proxy, the Common Shares represented by the proxy will be voted in accordance with such specifications. IN THE ABSENCE OF ANY SUCH SPECIFICATIONS, THE MANAGEMENT DESIGNEES, IF NAMED AS PROXY, WILL VOTE IN FAVOUR OF ALL THE MATTERS SET OUT HEREIN.

If the shareholder is a corporation, the Instrument of Proxy must be under its corporate seal or under the hand of an officer duly authorized in that behalf.

Proxies, to be valid, must be deposited at the office of the registrar and transfer agent of the Corporation, Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, not less than 48 hours, excluding Saturdays, Sunday and statutory holidays in Alberta, preceding the meeting or an adjournment of the meeting.

A blank space has been provided to date the Instrument of Proxy. If the Instrument of Proxy is undated, it will be deemed to bear the date on which it is mailed by the person making the solicitation.

A SHAREHOLDER HAS THE RIGHT TO DESIGNATE A PERSON (WHO NEED NOT BE A SHAREHOLDER OF THE CORPORATION) OTHER THAN DOUGLAS E. FORD ● AND LARRY F. ROBB ● THE MANAGEMENT DESIGNEES, TO ATTEND AND ACT FOR HIM AT THE MEETING. SUCH RIGHT MAY BE EXERCISED BY INSERTING IN THE BLANK SPACE PROVIDED ABOVE THE NAME OF THE PERSON TO BE DESIGNATED AND DELETING THEREFROM THE NAMES OF THE MANAGEMENT DESIGNEES, OR BY COMPLETION OF ANOTHER PROPER INSTRUMENT OF PROXY.